Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

July 24, 2009

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Financial Investors Trust (the “Registrant”)
File No. 333-159942

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 (“PEA 1”) to the Registrant’s Form N-14 registration statement (the “Form N-14”) filed pursuant to the Securities Act of 1933, as amended.

PEA 1 is being filed to update and complete the Registrant’s disclosures in the Form N-14 filed on June 12, 2009 and to request acceleration of effectiveness of the Form N-14 to July 24, 2009.  PEA 1 (i) reflects changes to the Form N-14 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 10, 13, 21 and 22, 2009 and (ii) includes certain other information not previously included in the Form N-14.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 10, 13, 21 and 22, 2009 to Form N-14, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s Form N-14.

STAFF COMMENTS:  PEA 1 — GENERAL

1.                                     Staff Comment:  Please add a statement in the Prospectus/Proxy Statement to the effect that the Registrant agrees to satisfy the conditions of Section 15(f) of the 1940 Act with respect to the New Fund.

Registrant’s Response:  The Registrant has added the following paragraph to the end of the “Description of the Merger Shares” under the heading “INFORMATION ABOUT THE PROPOSED MERGER” on page 17 of the Prospectus/Proxy Statement:

Section 15(f) of the 1940 Act permits an adviser to receive a benefit in connection with the sale of its business that results in the assignment of its advisory contract with a registered investment company if it satisfies two conditions.  First, for three years after the transaction, at least 75% of the company’s board of directors must not be interested persons of either the adviser or the predecessor adviser.  Second, no unfair burden, as defined in the 1940 Act, may be imposed on the investment company as a result of the transaction.  The New Fund intends to satisfy these conditions.

2.                                     Staff Comment:  Please explain why the New Fund’s Class A should not be subdivided into two classes:  the first for legacy Activa Fund shareholders who may acquire additional New Fund shares without a front-end sales load and the second for non-legacy New Fund shareholders, who may acquire New Fund shares with a front-end sales load unless such load is waived under the terms of the Prospectus.

Registrant’s Response:  The Registrant believes that this difference with respect to front-end sales loads does not necessitate a separate class when all of the other rights or obligations of the legacy and non-legacy shareholders would otherwise be identical.  “Load-waived” Class A investment alternatives within a Class A share class, when the circumstances describing the load waiver are disclosed under the terms of the Prospectus, are common within the industry.  Once the load, if any, is paid, and the applicable shares are purchased by the shareholders, the treatment of the legacy and the non-legacy shareholders is identical with respect to voting rights, exchange privileges, conversion features, special allocations and other matters.

Furthermore, the Registrant is concerned in light of the discussion above, that the suggested arrangement, if implemented, could result in two classes with similar arrangements for shareholder services or the distribution of securities or both, arguably in contradiction to the requirements of Rule 18f-3 of the 1940 Act.

STAFF COMMENTS:  PEA 1 — QUESTIONS & ANSWERS

3.                                     Staff Comment:  Please revise the answer to the question “Why has this proposal been made for the Activa Fund?” to address how the expenses of the New Fund will be lower than the expenses of the Activa Fund.

Registrant’s Response:  The Registrant has revised the disclosure as follows (in pertinent part and with emphasis added):

. . .

The Board of Trustees believes that it is in the best interests of the Activa

Fund to combine into the New Fund.  The New Fund has the same investment objective and substantially similar investment policies as the Activa Fund and provides Activa Fund shareholders with a continuing investment alternative managed by the sub-adviser.  In addition, the New Fund will have lower expenses than the Activa Fund, after giving effect to ALPS Advisors’ contractual agreement to limit expenses of the New Fund through August 31, 2011.

4.                                     Staff Comment:  Please add question and answer segments to the “QUESTIONS & ANSWERS” section to fully discuss the annual operating expenses and shareholder fees of the New Fund.

Registrant’s Response:  The Registrant has added the requested disclosure as follows:

Q.                                 What are the annual fund operating expenses of the New Fund?

A.                                  The New Fund will have an annual management fee of 0.95%, a 12b-1 fee of 0.25% for Class A shares and estimated other expenses of 0.33%, less a fees/expenses waiver by ALPS Advisors of 0.13%, for net annual operating expenses of 1.40% for Class A and 1.15% for Class I (which does not have a Rule 12b-1 plan).  The fees/expenses waiver will be in effect through August 31, 2011.

Under this arrangement, based on the operating expenses of the Activa Fund as of December 31, 2008, the total annual fund operating expenses (before waivers and expense reimbursements) for New Fund Class A and Class I shares would be 0.11% and 0.02% higher than the total annual fund operating expenses that are applicable to current Activa Fund Class A and Class R shares.  However, during the period the waiver is in effect, the net annual fund operating expenses for New Fund Class A and Class I shares would be 0.02% and 0.11% lower than the net annual fund operating expenses that are applicable to current Activa Fund Class A and Class R shares.

Q.                                 What are the new shareholder fees for the New Fund?

A.                                  The New Fund Class A shareholders will be subject to an initial sales charge (load) of up to 5.50% and a Contingent Deferred Sales Charge on such shares.  These charges will be waived for the Activa Fund shareholders receiving Merger Shares.  These charges will also be waived with respect to additional New Fund Class A shares purchased by Activa Fund shareholders receiving Merger

Shares.  In addition, these charges will be waived for persons who become New Fund Class A shareholders as a result of bonus contributions made by Amway Global or its affiliates.

STAFF COMMENTS:  PEA 1 — ACTIVA VALUE FUND — A MESSAGE FROM THE FUND’S PRESIDENT

5.                                     Staff Comment:  Please revise the bullet point “Activa Fund shareholders will have the opportunity to invest in a comparable new fund with the same sub-adviser and lower expenses than the Activa Fund” to explain why expenses of the New Fund will be lower than expenses of the Activa Fund.

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

•                  Activa Fund shareholders will have the opportunity to invest in a comparable new fund with the same sub-adviser and lower expenses than the Activa Fund, after giving effect to ALPS Advisors’ contractual agreement to limit expenses of the New Fund through August 31, 2011;

STAFF COMMENTS:  PEA 1 — PROSPECTUS/PROXY STATEMENT

6.                                     Staff Comment:  Please revise subparagraph (v) of the fourth full paragraph on page 1 of the Prospectus/Proxy Statement to incorporate by reference “financial highlights.”

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

… (v) the financial statements, financial highlights and related report of the independent registered public accounting firm for the Activa Fund included in the Annual Report to Shareholders for the fiscal year ended December 31, 2008. . . .

7.                                     Staff Comment:  Please revise No. 3 of the “SYNOPSIS” section on page 2 of the Prospectus/Proxy Statement to include other Board considerations, including increasing the advisory fee, adding a 12b-1 fee and adding a sales charge (load) on the New Fund’s Class A shares on purchases and reinvested dividends by New Fund shareholders (excluding Activa Fund shareholders receiving Merger Shares).

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

3.                                      Why has the Board of Trustees of the Trust recommended that I approve the merger?

In determining to recommend that shareholders approve the merger, the Board considered, among others, the following factors:

. . .

•                  The merger would provide shareholders of the Activa Fund the opportunity to invest in a fund with the same sub-adviser, the same investment objective and substantially similar investment policies as the Activa Fund;

•                  The fees and expenses of the Funds, including the fact that the management fee (and the 12b-1 fees for the Class A shares) of the New Fund are higher than those of the Activa Fund.  However, the Board noted that the overall expenses of the New Fund are lower than those of the Activa Fund, after giving effect to ALPS Advisors’ contractual agreement to limit expenses of the New Fund through August 31, 2011.  The Board also noted that the annualized expense ratios for the Activa Fund (as of June 1, 2009) were in excess of the New Fund’s gross and net estimated expense ratios;

•                  The sales load structure for Class A shares of the New Fund relative to the Class A shares of the Activa Fund which does not charge sales loads, but noted that Activa Fund shareholders receiving Merger Shares will not be subject to sales loads on such shares, the sales loads will be waived with respect to additional New Fund shares purchased by Activa Fund shareholders receiving Merger Shares and the sales loads will be waived for persons who become New Fund shareholders as a result of bonus contributions made by Amway Global or its affiliates;

. . .

8.                                     Staff Comment:  Please add a bullet point to No. 3 of the “SYNOPSIS” section on page 3 of the Prospectus/Proxy Statement to include the costs paid for by the Activa Fund.

Registrant’s Response:  The Registrant has added the requested disclosure as follows:

. . .

•                  The agreement of the investment adviser of the New Fund (or its affiliates) to pay all legal or other costs associated with the solicitation of proxies;

•                  The Activa Fund will pay certain expenses of the merger.  However, the Board noted that shareholders of the Activa Fund are expected to benefit from lower ongoing costs as a result of the merger as noted above; and

. . .

9.                                     Staff Comment:  With respect to No. 5 of the “SYNOPSIS” section on page 5 of the Prospectus/Proxy Statement, please (i) ensure that the tables do not prematurely break to a new page, (ii) move the footnotes at the end of the table titled “Shareholder Fees for each class of each Fund (fees paid directly from your investments)” to the end of the table titled “Annual Fund Operating Expenses,” (iii) reconfigure the contents of the table titled “Annual Fund Operating Expenses” so that the fees are on the left hand side of the table and the funds/classes are on the top, and (iv) change “could” to “would” in the sentence “Without this agreement, expenses could be higher.” in footnote (2) under the table titled “Annual Fund Operating Expenses.”

Registrant’s Response:  The Registrant has revised this disclosure as follows:

Shareholder Fees for each class of each Fund (fees paid directly from your investments)

	Activa Fund Class A	New Fund Class A*		Activa Fund Class R**	New Fund Class I**
Maximum Sales Charge (Load) Imposed on Purchases	None	5.50	%(1)	None	None
Maximum Deferred Sales Charge (Load)	None	1.00	%(2)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	5.50%		None	None
Redemption Fee	None	None		None	None
Exchange Fee	None	None		None	None

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)
(as a % of average net assets)

	Activa Fund — Class A Shares		New Fund — Class A Shares (Pro forma combined)		Activa Fund — Class R Shares**		New Fund — Class I Shares (Pro forma combined)**
Management Fee	0.59%		0.95%		0.59%		0.95%
Distribution/Service (12b-1) Fees	0.10%		0.25%		None		None
Other Expenses	0.73%		0.33%		0.67%		0.33%
Total Annual Fund Operating Expenses	1.42	%(3)	1.53	%(4)	1.26	%(3)	1.28	%(4)
Less Waiver and Expense Reimbursement	None		0.13	%(4)	None		0.13	%(4)
Net Annual Fund Operating Expenses	1.42	%(3)	1.40	%(4)	1.26	%(3)	1.15	%(4)

*                               Activa Fund shareholders receiving Merger Shares will not be subject to the initial sales charge (load) of up to 5.50% or a Contingent Deferred Sales Charge on such shares.  These charges will also be waived with respect to additional New Fund shares purchased by Activa Fund shareholders receiving Merger Shares.  In addition, these charges will be waived for persons who become New Fund shareholders as a result of bonus contributions made by Amway Global or its affiliates.

**                        Each holder of Class R shares of the Activa Fund will receive a number of full and fractional Class I shares of the New Fund as described in this Proxy Statement/Prospectus.

(1)                     An initial sales charge (load) of up to 5.50% will be applied to share purchases up to $1 million, subject to breakpoint discounts.

(2)                     A Contingent Deferred Sales Charge of 1.00% may apply to shares redeemed within the first 12 months after a purchase in excess of $1 million.

(3)                     Total Annual Fund Operating Expenses have been adjusted for the Michigan Business Tax estimates paid during 2008 that are expected to be refunded during 2009.  On January 9, 2009, the Michigan Business Tax was amended to provide an exemption for Regulated Investment Companies.

(4)                     The investment adviser of the New Fund has given a contractual agreement to the New Fund to limit the amount of the New Fund’s total annual expenses, exclusive of Distribution/Service (12b-1) Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses, to 1.15% of the New Fund’s average daily net assets.  This agreement is in effect through August 31, 2011 and is reevaluated on an annual basis thereafter.  Without this agreement, expenses would be higher.  The investment adviser of the New Fund will be permitted to recover, on a class-by-class basis, expenses it has borne through the agreement described above to the extent that the New Fund’s expenses in later periods fall below the annual rates set forth in the agreement.  The New Fund will not be obligated to pay any such deferred fees and expenses more than one year after the end of the fiscal year in which the fee and expense was deferred.

The tables are provided to help you understand the expenses of investing in each Fund and your share of the operating expenses that each Fund incurs and that ALPS Advisors, Inc. (“ALPS Advisors”) expects the combined fund to incur in the first year following the merger.

As shown above, the merger is expected to result in a lower total expense ratio for shareholders of the Activa Fund, after giving effect to ALPS Advisors’ contractual agreement to limit expenses of the New Fund through August 31, 2011.  However, there can be no assurance that the merger will result in expense savings.

10.                               Staff Comment:  Please confirm whether the investment adviser’s contractual agreement to the New Fund to limit the amount of the New Fund’s total annual expenses in effect through August 31, 2011 was used to calculate only the “1 Year” numbers in the Examples table on page 6 of PEA 1.

Registrant’s Response:  The Registrant confirms that the New Fund’s investment adviser’s contractual agreement to the New Fund to limit the amount of the New Fund’s total annual expenses in effect through August 31, 2011 was used to calculate only the “1 Year” numbers in the Examples table on page 6 of PEA 1.

11.                               Staff Comment:  With respect to the first paragraph under the “redemptions” section on page 6 of the Prospectus/Proxy Statement, please disclose whether the New Fund has a minimum account balance policy.

Registrant’s Response:  The Registrant confirms that the New Fund does not currently impose an account minimum and has revised the disclosure on page 6 of the Prospectus/Proxy Statement as follows (in pertinent part and with emphasis added):

Class A shares of the Activa Fund may be redeemed by mail or phone.  Shareholders with account values of $10,000 or more may arrange to receive periodic cash payments.  If the value of your Activa Fund account falls below $100, the Activa Fund may mail a notice asking you to bring the account back to $100 or close it out.  If you do not take action within 60 days of that notice, the Activa Fund may sell your shares and mail the proceeds to you at your address of record.  Class A shares of the New Fund may be redeemed directly through the Fund by phone, mail or the Internet as well as through retirement plans, broker-dealers and financial intermediaries.  The New Fund does not currently impose an account minimum.  The New Fund may adopt other policies from time to time requiring mandatory redemption of shares in certain circumstances, such as to comply with new regulatory requirements.

12.                               Staff Comment:  Please revise No. 9 of the “SYNOPSIS” section on page 6 of the Prospectus/Proxy Statement to indicate the period of the next shareholder report.

Registrant’s Response:  The Registrant has revised the disclosure as follows (in pertinent part and with emphasis added):

. . . If the proposed merger is not approved, this result will be noted in the Activa Fund’s annual report for the year ending December 31, 2009.

13.                               Staff Comment:  With respect to No. 11 of the “SYNOPSIS” section on page 7 of the Prospectus/Proxy Statement, please indicate in your response letter the reasons why the Board of Trustees of the Activa Fund believe that the Activa Fund should pay “50% of the legal costs for the tax opinion to be issued as a condition of the merger, as well as any other expenses incurred by it in connection with the merger, including, without limitation, accounting costs, legal costs and other related administrative or operational costs.”

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

Yes.  Although ALPS Advisors will pay for the proxy solicitation and legal costs associated with the solicitation of proxies, the Activa Fund will pay 50% of the legal costs for the tax opinion to be issued as a condition of the merger, as well as any other expenses incurred by it in connection with the merger, including, without limitation, accounting costs, legal costs and other related administrative or operational costs.  In determining to approve the terms of the merger, the Board of Trustees of the Trust considered that the Activa Fund will bear these costs.  However, the Board noted that shareholders are expected to benefit from lower ongoing costs as a result of the merger due to ALPS Advisors’ contractual agreement to limit expenses of the New Fund through August 31, 2011 and the fact that the annualized expense ratios for the Activa Fund (as of June 1, 2009) were in excess of the New Fund’s gross and net estimated expense ratios.

14.                               Staff Comment:  With respect to No. 13 of the “SYNOPSIS” section on page 8 of the Prospectus/Proxy Statement, please revise the disclosure to state what the differences are between the investment policies of the Activa Fund and of the New Fund.

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

     Investment Objective and Strategies.  The Funds have the same investment objective and, except for the material change in the “Policy Restriction” noted below, have the same investment policies.  In addition, the sub-adviser and portfolio manager for the two Funds are the same.

. . .

     Principal Risks.  Since the Funds have the same investment objective and, except for the material change in the “Policy Restriction” noted below, have the same investment policies, they are subject to the same principal risks.

. . .

     Policy Restriction.  The Activa Fund will not invest in securities issued by Procter and Gamble Company.  This may have an adverse effect on the performance of the Activa Fund relative to its benchmark indices.  The New Fund does not have this policy restriction.

15.                               Staff Comment:  With respect to the “Sector Risks” section under the heading “Principal Risks” in No. 13 of the “SYNOPSIS” section on page 8 of the Prospectus/Proxy Statement, please confirm whether, as a principal part of its investment strategy, the Sub-Adviser currently does or intends to make significant investments in a particular sector or sectors or whether, simply as a result of the Sub-Adviser applying its value investment strategy, the New Fund’s portfolio may be concentrated in a particular sector or sectors.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that the risks described in the “Sector Risks” subsection on page 8 of the Prospectus/Proxy Statement are disclosed defensively, as the market may tend to favor (or not favor) a particular sector at certain times and, therefore, the New Fund’s portfolio may be concentrated in one sector due to that particular sector being undervalued in the market.

The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

     Sector Risks.  Companies with similar characteristics may be grouped together in broad categories called sectors.  Sector risk is the possibility that a certain sector may perform differently than other sectors or as the market as a whole.  As the Sub-Adviser allocates more of the portfolio holdings to a particular sector, each Fund’s performance will be more susceptible to any economic, business or other developments which generally affect that sector.  Although the Funds do not intend to invest in any particular sector or sectors, each Fund may, from time to time, emphasize investments in one or more sectors.

16.                               Staff Comment:  With respect to the “Performance Information” section in No. 13 of the “SYNOPSIS” section on pages 9 and 10 of the Prospectus/Proxy Statement, please update the disclosure to include the period January 1, 2009 through June 30, 2009.

Registrant’s Response:  The Registrant has revised this disclosure in accordance with the Staff’s comment.

17.                               Staff Comment:  With respect to the table titled “Average Annual Total Returns” on page 11 of the Prospectus/Proxy Statement, please confirm whether “Value Index” in the table is the “Russell 1000 Value Index” and, if so, please update the disclosure accordingly.

Registrant’s Response:  The Registrant has confirmed that the “Value Index” is the “Russell 1000 Value Index” and has revised the disclosure accordingly in response to the Staff’s comment.

18.                               Staff Comment:  With respect to the third full paragraph under the “Investment Advisers, Sub-Adviser and Portfolio Manager” section under the heading “OTHER COMPARISONS BETWEEN THE FUNDS” on page 11 of the Prospectus/Proxy Statement, please disclose this information in table format.

Registrant’s Response:  The Registrant has revised this disclosure in accordance with the Staff’s comment as follows:

     As compensation for the advisory services provided by Activa, the Activa Fund pays Activa an annual fee, accrued daily and payable quarterly, based on the average daily net assets of the Activa Fund and according to the following schedule:

Management Fee (as a percentage of Assets under Management)	Assets Under Management
0.65%	On the first $100 million;
0.60%	On the next $50 million; and
0.55%	On the next $50 million

When the Activa Fund’s assets reach $200 million, the rate is:

Management Fee (as a percentage of Assets under Management)	Assets Under Management
0.60%	On assets up to $200 million; and
0.55%	On assets in excess of $200 million

Activa has agreed to waive its annual fee to the extent necessary so that its fee equals the lesser of (a) the amount otherwise payable under the investment advisory agreement, and (b) the amount payable under the sub-advisory agreement, plus 0.20% of the Activa Fund’s average net assets.

19.                               Staff Comment:  With respect to the “Investment Advisers, Sub-Adviser and Portfolio Manager” section under the heading “OTHER COMPARISONS BETWEEN THE FUNDS” on page 12 of the Prospectus/Proxy Statement, please revise to include at least five year’s of business experience for Mr. Challey.

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

Mammen Chally, CFA, Vice President and Equity Portfolio Manager of the Sub-Adviser, is the portfolio manager of the Activa Fund.  Mr. Chally joined the Sub-Adviser in 1994 and has been the Fund’s portfolio manager since June 2009 and for other clients of the firm for at least the past five years.

20.                               Staff Comment:  With respect to the second to last paragraph of the “Investment Advisers, Sub-Adviser and Portfolio Manager” section under the heading “OTHER COMPARISONS BETWEEN THE FUNDS” on page 11 of the Prospectus/Proxy Statement, please change “could” to “would” in the sentence “Without this agreement, expenses could be higher.”

Registrant’s Response:  The Registrant has revised this disclosure in accordance with the Staff’s comment.

21.                               Staff Comment:  With respect to the “Agreement Between Activa and ALPS” section under the heading “INFORMATION ABOUT THE PROPOSED MERGER” on page 15 of the Prospectus/Proxy Statement, please revise the disclosure to include the services to be provided by AMS to the New Fund.

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

     Agreements Between Activa and ALPS.  ALPS Advisors, Activa and Activa Management Services, LLC (“AMS”), an affiliate of Activa, intend to enter into a fund transition agreement and ALPS Advisors and AMS intend to enter into a shareholder services agreement in furtherance of the transactions contemplated by the Agreement.  Pursuant to such agreements, ALPS Advisors or an affiliate has agreed to pay AMS an annual fee of 0.20% of that portion of the average daily net assets of the New Fund held by Activa Fund shareholders receiving Merger Shares (“Activa Merger Shareholders”) and those persons who become New Fund shareholders as a result of bonus contributions made by Amway Global or its affiliates (“Qualified Shareholders”).  In addition, for three years following the Closing Date, ALPS Advisors or an affiliate has agreed to pay AMS an annual fee of 0.05% of that portion of the average daily net assets of the New Fund held by shareholders other than Qualified Shareholders.  These fees will be paid by ALPS Advisors or an affiliate to AMS for shareholder services to be provided by AMS to Activa Merger Shareholders, Qualified Shareholders and other New Fund shareholders subsequent to the merger.  These services include, but are not limited to, (i) taking telephone calls, written requests and other shareholder inquiries and promptly forwarding them to ALPS Distributors, as distributor of the New Fund, (ii) providing historical and current shareholder data to ALPS Distributors, and (iii) serving as liaison between ALPS Distributors and such shareholders.

22.                               Staff Comment:  With respect to the “Background and Board’s Considerations Relating to the Proposed Merger” section under the heading “INFORMATION ABOUT THE PROPOSED MERGER” on page 15 of the Prospectus/Proxy Statement, please revise the disclosure to include whether the Board of Trustees of the Activa Fund considered the new fees and expenses of the New Fund.

Registrant’s Response:  The Registrant has revised this disclosure as follows (in pertinent part and with emphasis added):

     Background and Board’s Considerations Relating to the Proposed Merger.  In February 2009, Activa discussed the future of the Activa Fund with the Board of the Trust, noting that, given the Activa Fund’s asset size, further expected reduction in assets and lack of economies of scale, Activa did not believe the Activa Fund was a viable investment option going forward and, after discussions with the Sub-Adviser, sought and recommended to the Board an organization that would be in a better position to administer the Activa Fund’s assets, gather additional assets and continue to provide services to shareholders of the Activa Fund.  In particular, rather than propose liquidating the Activa Fund (which would be a taxable event to non-tax-exempt Activa Fund shareholders), Activa proposed to the Board the merger of the Activa Fund with another fund that is identical from an investment objective standpoint.

On June 2, 2009, Activa formally proposed and the Board of the Trust, including the trustees who are not “interested persons” (as defined by the 1940 Act) (“Disinterested Trustees”), approved the terms of the merger.  The Board has also agreed to recommend that the merger be approved by the Activa Fund’s shareholders.

•                  In determining to recommend that the shareholders of the Activa Fund approve the merger, the Board considered the factors described below:

•                  The asset size of the Activa Fund and lack of expected asset growth;

•                  The fees and expenses of the Funds, including the fact that the management fee (and the 12b-1 fees for the Class A shares) of the New Fund are higher than those of the Activa Fund.  However, the Board noted that the overall expenses of the New Fund are lower than those of the Activa Fund, after giving effect to ALPS Advisors’ contractual agreement to limit expenses of the New Fund through August 31, 2011.  The Board also noted that the annualized expense ratios for the Activa Fund (as of June 1, 2009) were in excess of the New Fund’s gross and net estimated expense ratios;

•                  The investment objective of the Funds are the same and the investment policies and restrictions are substantially similar;

•                  The Sub-Adviser and portfolio manager of the Funds are the same;

•                  The sales load structure for Class A shares of the New Fund relative to the Class A shares of the Activa Fund which does not charge sales loads, but noted that Activa Fund shareholders receiving Merger Shares will not be subject to sales loads on such shares, the sales loads will be waived with respect to additional New Fund shares purchased by Activa Fund shareholders receiving Merger Shares and the sales loads will be waived for persons who become New Fund shareholders as a result of bonus contributions made by Amway Global or its affiliates;

•                  The tax consequences of the merger on the Activa Fund and its shareholders, and in particular, that the merger would be a tax-free reorganization for federal tax purposes (while a liquidation would be a taxable event to non-tax-exempt Activa Fund shareholders);

•                  ALPS Advisors (or its affiliates) would bear all legal and other expenses associated with the solicitation of proxies;

•                  The Activa Fund will pay certain expenses of the merger.  However, the Board noted that shareholders of the Activa Fund are expected to benefit from lower ongoing costs as a result of the merger as noted above;

•                  The terms and conditions of the merger were fair and reasonable and consistent with industry practice and that the merger would not result in the dilution of shareholder interests; and

•                  The services available to shareholders of the Activa Fund will be substantially similar after the merger.

Based on all of the foregoing, the Board concluded that the Activa Fund’s participation in the proposed merger would be in the best interests of the Activa Fund and would not dilute the interests of the Activa Fund’s existing shareholders.  The Board, including the Disinterested Trustees, unanimously recommends that shareholders of the Activa Fund approve the merger.

22.                               Staff Comment:  Please add an undertaking in Item 17 of Part C:  Other Information to file the final executed tax opinion from Vedder Price P.C. as soon as practicable after the closing of the Merger.

Registrant’s Response:  The Registrant has added this undertaking in Item 17 of Part C: Other Information in response to the Staff’s request.

* * * * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP